Part II
Item 6. (continued)

                                   EXHIBIT 11

                       CHASE PREFERRED CAPITAL CORPORATION
                   Computation of net income per common share
                   ------------------------------------------
               (in thousands, except share and per share amounts)
                                   (Unaudited)

Net income for basic and fully diluted earnings per share is computed by subtracting from the applicable earnings the dividend requirements on preferred stock to arrive at earnings applicable to common stock and dividing this amount by the weighted average number of shares of common shares outstanding during the period.

                                                     Three Months Ended
                                                           March 31,
                                                    2000              1999
(in thousands, except shares outstanding)
================================================================================
Earnings:

Net income                                       $    17,205       $    17,147
Less:  preferred stock dividend requirements          11,137            11,137
                                                 -----------       -----------

Net income applicable to common stock            $     6,068       $     6,010
                                                 -----------       -----------

Shares:

Average common shares outstanding                          1                 1

Basic and fully diluted net income per share:    $     6,068       $     6,010
                                                 ===========       ===========
================================================================================


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